

May 13, 2011

David R. Emery
Chief Executive Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700,
Nashville, Tennessee 37203

> **Re:** **Healthcare Realty Trust Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **File No. 001-11852**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

General

1.   Please advise us whether management considers net operating income to be a key performance indicator. We may have further comments.

2.   In future filings please disclose the average effective annual rental per square foot on a portfolio basis, discuss leasing results for the reporting period, and include balancing disclosure regarding tenant improvement costs, leasing commissions and tenant concessions. In this regard, please provide quantitative disclosure on the impact of concessions and tenant expense reimbursements, as applicable.

Item 1. Business, page 1

3.   In future filings please include geographic diversification or concentration data, as applicable, including clear definitions of what each region covers.

4.   We note that over 19% of your leases are expiring in 2011. In future filings, to the extent more than 10% of your leases are expiring, please provide disclosure regarding the relationship between market rent and expiring rents. In addition, please also provide disclosure on the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

5.   Refer to the table on page 2. In future filings please include a column to the table that indicates the total area in square feet covered by the expiring leases.

Acquisitions and Dispositions, page 3

6.   In future filings please include weighted average capitalization rates for acquisitions and dispositions of properties during the reporting period. Also, please include a clear description of how you calculate capitalization rates, including how you calculate net operating income for these purposes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

7.   In future filings please provide disclosure regarding rental rate trends on new and renewed leases.

8.   We note that your dividends paid per share exceeded your FFO per share in 2010. We also note your disclosure on page 21 that your ability to pay your dividends is partly dependent on your ability to maintain FFO. In future filings, please consider adding disclosure in your risk factor section and MD&A that addresses the potential risk of future dividend cuts.

9.   We refer to your disclosure on page 37 regarding your compliance with financial covenant provisions as of December 31, 2010. In future filings, please describe your material debt financial covenants.

At-The-Market Equity Offering Program, page 37

10.   In future filings please also disclose the offering expenses/commissions, use of proceeds and the amount still available under the program.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Folake Ayoola, Attorney at (202) 551-3673, Sonia Barros, Special Counsel at (202) 551-3655, Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

Sincerely,

Cicely LaMothe
Senior Assistant Chief Accountant